BANK INVESTMENT FUND    LIQUIDITY FUND

	REPORT ON COMPLIANCE WITH CERTAIN RULES UNDER
	THE INVESTMENT COMPANY ACT OF 1940



Independent Auditor`s Report


BOARD OF DIRECTORS
	Bank Investment Fund    Liquidity Fund and
	The Securities and Exchange Commission

We have examined management`s assertion, included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940, that Bank
Investment Fund   Liquidity Fund (the ``Fund``) complied with the
requirements of subsections (b) and (c) of rule 17-f-2 under the Investment Company Act of 1940 (the Act) as of June 21, 2005. Management is responsible for the Fund`s compliance with those requirements. Our responsibility is to express an opinion on management`s assertion about the Fund`s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund`s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 21,
2005, with respect to securities of Bank Investment Fund   Liquidity Fund:

Confirmation of all securities held by institutions in book entry form by Bank of America and Eastern Bank.

Reconciliation of all such securities to the books and records of the Fund.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund`s compliance with specified requirements.

In our opinion, management`s assertion that Bank Investment Fund
Liquidity Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 21, 2005, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management
and the Board of Directors of Bank Investment Fund   Liquidity Fund and
the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Certified Public Accountants
Parent, McLaughlin & Nangle


July 25, 2005





Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





We, as members of management of Bank Investment Fund    Liquidity
Fund (the ``Fund``), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, ``Custody of Investments by Registered Management Investment Companies,`` of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund`s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 21, 2005, and from December 31, 2004 through June 21, 2005.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 21, 2005, and from December 31, 2004 through June 21, 2005, with respect to securities reflected in the investment account of the Fund.



Bank Investment Fund    Liquidity Fund



By:	William F. Casey, Jr.
        President and Chief Executive Officer